FORM 12b-25

Notification of Late Filing Form 10-Q for the Period Ended
September 30, 2000

PART I - REGISTRANT INFORMATION

BPI Packaging Technologies, Inc.
455 Somerset Avenue
North Dighton, MA 02764

PART II - RULES 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

(c) Not Applicable

Part III - NARRATIVE

The Registrant is unable to file its Form 10-Q for the period ended September 30, 2000 as the Registrant is in the process of compiling additional data required for the preparation of the definitive financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lisa Lima   (508) 824-8636

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act 1940 during the preceding 12 months period that the registrant was required to file such reports been filed?
           (X) Yes   ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

           ( ) Yes   (X) No


BPI Packaging Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 13, 2000



By    /S/ James F. Koehlinger
          James F. Koehlinger, Chief Financial Officer